

By Electronic Mail

July 18, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Withdrawal of Certification
Abaxx Technologies Inc.
Issuer CIK: 0001971975
Issuer File Number: 001-41724
Form Type: F-40
Filing Date: July 18, 2023

Division of Corporation Finance:

In a filing submitted effective June 20, 2023, Cboe BZX Exchange, Inc. (the "Exchange") advised you that it had received Form 40-F from Abaxx Technologies Inc. (the "Company") for registration of its Common Stock (the "Security") and that the Exchange had approved the Security for listing on the Exchange.

In order to prevent the Form 40-F filing from becoming automatically effective pursuant to Section 12(d) of the Securities Exchange Act of 1934, the Exchange is hereby withdrawing its certification of approval.

If there are any questions, please reach out to me directly. Your assistance is greatly appreciated.

Sincerely,

Kyle Murray
VP, Legal Head of Global Listings
Cboe Global Markets | 8050 Marshall Drive, Suite 120 | Lenexa, KS 66214
kmurray@cboe.com | (913) 706-0420